MARINA BIOTECH, INC.

3830 Monte Villa Parkway

Bothell, WA 98021

January 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

Re:	Marina Biotech, Inc.

Registration Statement on Form S-3

Filed January 12, 2012

File No. 333-178985

Ladies and Gentlemen:

Marina Biotech, Inc., a Delaware corporation (the “Registrant”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-178985), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 12, 2012.

The Registrant is requesting the withdrawal of the Registration Statement due to the fact that it has terminated the facility pursuant to which the securities that were being registered on the Registration Statement were to be issued. To date, the Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant hereby respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions regarding the foregoing application for withdrawal, please call Michael T. Campoli at Pryor Cashman LLP, outside counsel to the Registrant, at (212) 326-0468.

Very truly yours,

MARINA BIOTECH, INC.

By:	/s/ Philip C. Ranker
Name: Title:	Philip C. Ranker Interim CFO